July 14, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:	TapImmune Inc. (the “Company”)
Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”)
Filed April 18, 2011
File No. 0-27239

Dear Mr. Rosenberg:

The following summarizes the correspondence between the Company and the Staff of the SEC regarding the Company’s 2010 Form 10-K, the Company’s annual report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) and various quarterly reports on Form 10-Q during the Company’s 2009 and 2010 fiscal years:

●           comment letter, dated December 23, 2010, from the SEC to the Company;
●           response letter, dated January 28, 2011, from the Company to the SEC;
●           comment letter, dated February 23, 2011, from the SEC to the Company;
●           response letter, dated March 30, 2011, from the Company to the SEC;
●           response letter, dated April 6, 2011, from the Company to the SEC;
●           comment letter, dated April 21, 2011, from the SEC to the Company;
●           response letter, dated, May 18, 2011, from the Company to the SEC;
●           comment letter, dated June 17, 2011, from the SEC to the Company; and
●           a letter, dated July 12, 2011, from the Company to the SEC.

The purpose of this letter is to (a) provide a written response to your letter of June 17, 2011  and (b) inform you that once the Company and the Staff of the SEC agree as to the responses in this letter, the Company will provide you within seven days an opportunity to review amendments to:

(i)	the 2009 Form 10-K;
(ii)	the 2010 Form 10-K;
(iii)	the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2009 (the “June 2009 10-Q”);
(iv)	the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2009 (the “September 2009 10-Q”);
(v)	the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2010 (the “March 2010 10-Q”);
(vi)	the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010 (the “June 2010 10-Q”); and
(vii)	the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2010 (the “September 2010 10-Q” and together with the periodic reports in (i) through (vi), the “Periodic Reports”)

that reflect the changes that the Company has stated in its correspondence with the SEC that it would make to the Periodic Reports.

We set forth below in bold and italics the comments in your letter of June 17, 2011 followed by our responses to each comment.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

General
1. In any restatements of you financials as a result of the below comments, please consider the disclosure required by ASC 250-10-50-7 regarding the correction of an error in previously issued financial statements.

We will disclose in our restated filings that our previously issued financial statements have been restated, along with a description of the nature of the error as required by ASC 250-10-50-7. We will be mindful to include any additional disclosure items or reconciliations of opening balances as appropriate.

Note 4: Derivative Warrant Liability and Fair Value, page 34

2. Based on your response to prior comment six it appears that the use of the Black-Scholes model approximates the binomial valuation model for the Series A warrants. Your response did not address if this value was consistent at each valuation date or if the value using a binomial model was consistent with Black-Scholes for other derivative liabilities. Please provide us with the value of the other derivative liabilities at each valuation date using a model other than Black-Scholes. Please revise your financial statements to use the binomial valuation model and disclose the fact that the binomial valuation model was used.

The value of all derivative liabilities at initial recognition and subsequent valuation dates for the year ended 2010 using the Black-Scholes and Binomial American option valuation model are:

May 24, 2010
Valuation	Series A Warrant	Series B Warrant	Series C Warrant	Conversion Option
Black-Scholes	$0.210	$0.155	$ -	$0.155
Binomial	$0.207	$0.154	$ -	$0.154

The difference in the fair value measurements between Black Scholes and Binomial American option valuations models on May 24, 2010 is $20,325 for Series A warrants, $5,500 for Series B warrants and $5,500 for the conversion option.

June 30, 2010
Valuation	Series A Warrant	Series B Warrant	Series C Warrant	Conversion Option
Binomial	$0.109	$0.073	$ -	$0.073

September 30, 2010
Valuation	Series A Warrant	Series B Warrant	Series C Warrant	Conversion Option
Binomial	$0.109	$0.057	$ -	$0.057

December 31, 2010
Valuation	Series A Warrant	Series B Warrant	Series C Warrant	Conversion Option
Black-Scholes	$0.135	$0.054	$ -	$0.055
Binomial	$0.135	$0.055	$ -	$0.055

The difference in the fair value measurements between Black Scholes and Binomial American option valuations models on December 31, 2010 is $5,500 for Series B warrants. We consider this difference in fair value measurement of the derivative liabilities to be immaterial and that in itself it does not require a restatement of the December 31, 2010 Form 10-K. We will restate the June 2010 Form 10-Q and the September 2010 Form 10-Q to reflect the fair value of the embedded conversion options and share purchase warrants as derivative liabilities. As requested, we will disclose the fact that the Binomial American option valuation model was used.

3. It appears from your response to prior comment seven that you have concluded that the embedded conversion option is not indexed to the Company’s own stock and as a result the embedded conversion option would not be classified in stockholders’ equity and must be recorded as a derivative liability on the balance sheet. It appears quarterly periods ending June 30, 2010 and September 30, 2010 should be restated to record these derivative liabilities for the conversion option and for the warrants issued in May of 2010.

As per our conclusion, the embedded conversion option must be recorded as a derivative liability on the balance sheet. We will restate our quarterly periods ending June 30, 2010 and September 30, 2010 to reflect the classification of the embedded conversion option and share purchase warrants as derivative liabilities.

Note 8: Capital Stock

2009 Transactions, page 40

4. Your response to prior comment three did not provide compelling information to support your valuation of the stock issued in the debt settlement transactions. The quoted market price on the OTCBB represents the best available evidence of fair value. Please revise your financial statements to use the quoted market price for all shares issued in the debt settlement transactions, including the two million shares issued to the consultant in the debt settlement transaction where fair value was calculated using an inappropriate block discount.

We concede to SEC staff’s assertion that the quoted market price on the OTCBB represents the best available evidence of fair value of the Company’s shares as relevant to the transaction. We will value the equity issuance that occurred in 2009 based on the quoted market price of the company’s shares as of the date of the transaction. Accordingly, we will amend the Periodic Reports to reflect the difference between the fair value of the equity issuance using the quoted market price and the fair value of the debt amounts which will give rise to a significant loss on debt settlement. The calculated loss on debt settlement with unrelated parties will be recorded in the statement of loss along with the consultant shares issued.  The calculated loss on debt settlement with related parties will be recorded as a capital transaction in accordance with applicable guidance.

5. Please provide with an accounting analysis with reference to authoritative literature supporting your classification of the loss on debt settlement as a result of using the quoted market price for all shares issued for any portion of the loss not recorded to your statements of operations.

Based on the quoted market price of the Company’s shares on the OTCBB, the fair value of the equity issuance under the related party debt settlement transactions amounted to $6,944,549. The difference calculated between the fair value of the equity issuance and the carrying value of the related party debt at the time of settlement was $5,401,315, which is to be treated as a capital transaction.

The authoritative literature supporting this classification is ASC 470-50-40-2, which is cited below:

A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses shall not be amortized to future periods. If upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.”

In forming our conclusion, we also considered additional non-codified summarized guidance in the Accounting Research Manager, which further states, “Losses from extinguishment of related party debt should generally be treated as capital transactions. However, if the terms of a loan from a noncontrolling investor specify prepayment penalties for early extinguishment and the other terms of the arrangement are consistent with the terms of borrowings from unrelated parties, the premium paid over the carrying amount of the related party borrowing should be recognized as a loss in the period of extinguishment.

As there were no prepayment penalties or any other terms attached with the borrowings from unrelated parties, the premium paid over the carrying amount for the related party debt is recognized as a capital transaction. The premium paid on settlement was not a contemplated penalty for early extinguishment. Therefore, the Company concluded that the non-codified guidance above does not apply to the transaction.

June 4, 2009	Debt settled	Shares to be issued	Share price	Fair Value	Stockholders’ deficit
Related parties	$1,543,233	15,432,330	$0.45	$6,944,549	$5,401,316

The journal entries for related party debt settlement transactions are:

June 4, 2009	Debit	Credit

Stockholder’s deficit	$5,401,316
Accounts payable and promissory notes	$1,543,233
Shares to be issued		$6,944,549

In addition to the above responses to your comments, the Company hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Periodic Reports, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the Periodic Reports and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Denis Corin

cc:          Sasha Parikh, Staff Accountant
Don Abbott, Review Accountant